

Mail Stop 3561

February 21, 2018

Thomas F. Farrell, II
President and Chief Executive Officer
Dominion Energy, Inc.
120 Tredegar Street
Richmond, Virginia 23219

      Re: Dominion Energy, Inc.
              Registration Statement on Form S-4
              Filed February 14, 2018
              File No. 333-223036

Dear Mr. Farrell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342 with any questions.

              Sincerely,

              /s/ Lisa M. Kohl for

              Mara Ransom
              Assistant Director
              Office of Consumer Products